Exhibit 99.1

NOTICE OF MEETING

As someone who owned Nutrien Ltd. (“Nutrien”) shares as of close of business on March 18, 2026 (the record date), management is soliciting your proxy for the annual general meeting on Wednesday, May 6, 2026, at 1:30 p.m. Central Standard Time. The following items of business will be covered at the meeting:

Items of business

1.	Receive our audited annual consolidated financial statements and the auditor’s reports thereon for the year ended December 31, 2025;

2.	Elect the directors;

3.	Re-appoint the auditor for the 2026 financial year;

4.	Vote on a non-binding advisory basis on a resolution to accept Nutrien’s approach to executive compensation; and

5.	Transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

For more details on the items of business, please see the accompanying management proxy circular.

How to participate

Shareholders will be able to participate in our annual meeting virtually via live webcast at

https://meetings.lumiconnect.com/400-282-047-677 (password: nutrien2026).

Who can vote/participate

Shareholders and proxyholders participating virtually will be able to make motions, raise points of order, submit questions and vote their shares while the meeting is being held. Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholders will be able to attend the meeting virtually as guests but will not be able to vote or submit questions at the meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

Technical support can be accessed at support-ca@lumiglobal.com should shareholders (or their proxyholders) encounter any difficulties.

Your vote is important

The accompanying management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote. Instructions on how to vote can be found under the “Voting Information – Administrative” section, starting on page 67.

Questions and assistance with voting

Find further information under the “Voting Information – Administrative” section, starting on page 67.

By Order of the Board of Directors

Noralee Bradley

Executive Vice President, External Affairs,

Chief Legal Officer and Corporate Secretary

March 18, 2026

Nutrien AGM Circular 2026   3